EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

April/May 2023

Item 3 News Releases

Not applicable.

Item 4 Summary of Material Change

During April 2023, amounts due to officers for accrued compensation of approximately $470,000 were forgiven. These amounts were non-interest bearing and had no set terms of repayment.

On May 2, 2023, the Company granted 5,595,000 stock options to officers and a director. These stock options have an exercise price of $0.075 and a maturity date of May 1, 2026.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

May 9, 2023